ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2012 and 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and the related MD&A. Additional information relating to the Company including the most recent Annual Information Form is on sedar at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A related to 2012 and 2011 has been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TABLE OF CONTENTS

1	History and Strategy	Page 3

2	Operating Performance	Page 4

3	Consolidated Financial Results	Page 13

4	Liquidity and Capital Resources	Page 18

5	Quarterly Outlook	Page 24

6	Subsequent Event – El Cubo Acquisition	Page 25

7	Subsequent Event – Credit Facility	Page 28

8	Changes in Accounting Policies and Critical Accounting Estimates	Page 28

9	Controls and Procedures	Page 29

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico and in exploration in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Bolanitos (formerly described as “Guanajuato”) Mines project in Guanajuato State. Bolanitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolanitos is now an integral part of the Company’s asset base.

Both Guanacevi and Bolanitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Bolanitos Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

Recent aquisition

On July 13, 2012, , the Company completed the acquisition of Mexgold Resources Inc. and its three wholly owned subsidiaries; Compania Minera del Cubo, S.A. de C.V., AuRico gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. whereby the Company acquired all of the issued and outstanding shares of Mexgold Resources Inc.

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Bolanitos silver-gold mine in the northwest part of the Guanajuato district.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

OPERATING PERFORMANCE

Q2, 2012 Financial Highlights (compared to Q2, 2011)

  Net earnings decreased to $7.5 million ($0.09 per share) compared to a $17.0 million ($0.20 per share)
  Adjusted earnings(1) decreased to $5.9 million ($0.06 per share) compared to $10.6 million ($0.12 per share)
  Cash flow from operations, before working capital changes decreased 9% to $16.9 million
  Mine operating cash-flow(1) increased 2% to $24.1 million
  Metal held in inventory at period-end included 896,501 ounces (oz) silver and 6,124 oz gold compared to 177,935 oz silver and 2,291 oz gold
  Revenues jumped 11% to $40.5 million on 1,075,000 silver oz sold and 5,650 gold oz sold
  Realized silver price fell 22% to $ 29.21 per oz sold (consistent with average spot price for Q2, 2012)
  Realized gold price up 5% to $1,599 per oz sold (consistent with average spot price for Q2, 2012)
  Cash costs(2) decreased 22% to $5.46 per oz silver payable (net of gold credits)
(1)	Adjusted earnings and mine operating cash-flow are non-IFRS measures (see page 16)
(2)	Cash cost is a non-IFRS measure (see page 9)

Q2, 2012 Production Highlights (compared to Q2, 2011)

  Silver production up 22% to 1,040,026 oz
  Gold production up 59% to 7,695 oz
  Silver equivalents production up 31% to 1.46 million oz (at a 55:1 silver:gold ratio)

Q2, 2012 Financial Highlights (compared to Q1, 2012)

  Net earnings decreased to $7.5 million ($0.09 per share) compared to a $19.8 million ($0.23 per share)
  Adjusted earnings(1) decreased to $5.9 million ($0.06 per share) compared to $19.6 million ($0.22 per share)
  Cash flow from operations, before working capital changes decreased 39% to $16.9 million
  Mine operating cash-flow(1) decreased 25% to $24.1 million
  Metal held in inventory at period-end included 896,501 ounces (oz) silver and 6,124 oz gold compared to 941,875 oz silver and 4,156 oz gold
  Revenues decreased 18% to $40.5 million on 1,075,000 silver oz sold and 5,650 gold oz sold
  Realized silver price fell 12% to $29.21 per oz sold (consistent with average spot price for Q2, 2012)
  Realized gold price fell 5% to $1,599 per oz sold (consistent with average spot price for Q2, 2012)
  Cash costs(2) decreased 13% to $5.46 per oz silver payable (net of gold credits)
(3)	Adjusted earnings and mine operating cash-flow are non-IFRS measures (see page 16)
(4)	Cash cost is a non-IFRS measure (see page 9)

Q2, 2012 Production Highlights (compared to Q1, 2012)

  Silver production down 3% to 1,040,026 oz
  Gold production up 22% to 7,695 oz
  Silver equivalents production up 3% to 1.46 million oz (at a 55:1 silver:gold ratio)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Consolidated Production Results

Q2, 2012 compared to Q2, 2011
Silver production for Q2, 2012 was 1,040,026 oz, an increase of 22% compared to 850,476 oz for Q2, 2011 and gold production was 7,695 oz, an increase of 59% compared to 4,831 oz. Plant throughputs were 202,987 tonnes at average grades of 208 grams per tonne (gpt) of silver and 1.47 gpt of gold as compared to 136,958 tonnes at average grades of 266 gpt of silver and 1.36 gpt of gold. The increased silver and gold production is primarily attributable to the 48% increase in throughputs, and to a lesser extent the 5% increase in silver recoveries while silver grades dropped 22% and gold grades increased 8%. The increased throughputs are the result of plant expansions completed at both Guancevi and Bolanitos in Q3, 2011. The decreased silver grades are due to rising throughput at Bolanitos, which has lower silver grades compared to Guanacevi, and the mining of lower grade silver ores at both operations due to normal grade variations within the ore-bodies and generally higher metal prices.

Q2, 2012 compared to Q1, 2012
Silver production for Q2, 2012 was 1,040,026 oz, a decrease of 3% compared to 1,072,491 oz for Q1, 2012 and gold production was 7,695 oz, an increase of 22% compared to 6,321 oz. Plant throughputs were 202,987 tonnes at average grades of 208 grams per tonne (gpt) of silver and 1.47 gpt of gold as compared to 193,759 tonnes at average grades of 229 gpt of silver and 1.33 gpt of gold. The 3% decrease in silver production and 22% increase in gold production are primarily due to lower silver grades, higher gold grades and higher gold and silver recoveries as a result of the increasing relevance of the Bolanitos operation. At Guanacevi, Porvenir Norte mine produced lower silver grades, but higher gold grades, contributing to the higher gold and lower silver production. Bolanitos ores have higher gold grades and lower silver grades compared to Guanacevi, thereby increasing the Company’s gold grades and decreasing the silver grades on a consolidated basis.

YTD, 2012 compared to YTD, 2011
Silver production for the first half of 2012 was 2,112,517 oz, an increase of 21% compared to 1,750,609 oz for the first half of 2011 and gold production was 14,016 oz, an increase of 42% compared to 9,839 oz. Plant throughput was 396,746 tonnes at average grades of 218 gpt of silver and 1.40 gpt of gold as compared to 278,900 tonnes at average grades of 264 gpt of silver and 1.36 gpt of gold. The increased silver and gold production is attributable to a 42% increase in throughput, while silver grades dropped 17% and gold grades increased 3%, and recoveries were up slightly for silver and down slightly for gold. The increased tonnage was primarily the result of the Bolanitos mine and plant expansion.. The decreased silver grades are due to rising throughput at Bolanitos, which has lower silver grades compared to Guanacevi, and the mining of lower grade silver ores at both operations due to normal grade variations within the ore-bodies and generally higher metal prices.

Guanacevi Mines Production Results Q2, 2012 compared to Q2, 2011
Silver production for Q2, 2012 was 669,754 oz, an increase of 8% compared to 618,083 oz in Q2, 2011 and gold production was 2,499 oz, an increase of 53% compared to 1,633 oz. Plant throughput was 100,208 tonnes at average grades of 269 gpt silver and 0.87 gpt gold, as compared to 85,594 tonnes at average grades of 310 gpt silver and 0.69 gpt gold in 2011. The increased silver and gold production is attributable to the increased in throughput, offset by the mining of lower grade ores. During the quarter, the Porvenir Norte mine produced lower silver grades contributing to the decrease in ore grades compared to Q2, 2011. Along with normal course ore grade variance of the ore bodies, the Company has focused on mining lower grade ores while metal prices are strong.

Q2, 2012 compared to Q1, 2012
Silver production for Q2, 2012 was 669,754 oz, a decrease of 8% compared to 726,697 oz in Q1, 2012 and gold production was 2,499 oz, an increase of 54% compared to 1,620 oz. Plant throughput was 100,208 tonnes at average grades of 269 gpt silver and 0.87 gpt gold, as compared to 98,963 tonnes at average grades of 292 gpt silver and 0.60 gpt gold. The decreased silver production and increased gold production are due to the mining of lower silver and higher gold grade ores. During the quarter, the Company mined areas with higher gold grades and lower silver grades, contributing to the change in ore grades. Along with normal course ore grade variance in the ore bodies, the Company has focused on mining lower grade ores while metal prices are strong.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

YTD, 2012 compared to YTD, 2011
Silver production for the first half of 2012 was 1,396,451 oz, an increase of 9% compared to 1,281,285 oz in the first half of 2011 and gold production was 4,119 oz, an increase of 22% compared to 3,383 oz. Plant throughput was 199,171 tonnes at average grades of 280 gpt silver and 0.73 gpt gold, as compared to 176,698 tonnes at average grades of 308 gpt silver and 0.70 gpt gold in 2011. The increased silver and gold production are attributable to the 13% increase in throughput, while silver grades were lower due to normal course ore grade variance in the ore bodies.

Bolanitos Mines Production Results

Q2, 2012 compared to Q2, 2011
Silver production for Q2, 2012 was 370,272 oz, an increase of 59% compared to 232,393 oz in Q2 2011 and gold production was 5,196 oz, an increase of 62% compared to 3,198 oz. Plant throughput was 102,779 tonnes at average grades of 149 gpt silver and 2.05 gpt gold, as compared to 51,364 tonnes at average grades of 192 gpt silver and 2.48 gpt gold. The increased silver and gold production is attributable to the 100% increase in throughput, offset by the mining of lower grade ores due to generally higher metal prices. As the mine operations increases output and while metal prices are strong, the operation has focused on mining more marginal material significantly lowering the ore grades processed at Bolanitos compared to Q2, 2011.

Q2, 2012 compared to Q1, 2012
Silver production for Q2, 2012 was 370,272 oz, an increase of 7% compared to 345,794 oz in Q1 2012 and gold production was 5,196 oz, an increase of 11% compared to 4,701 oz. Plant throughput was 102,779 tonnes at average grades of 149 gpt silver and 2.05 gpt gold as compared to 94,796 tonnes at average grades of 163 gpt silver and 2.10 gpt gold. The increased silver production is attributable to the 8% increase in throughput, with lower ore grades offset by improved recoveries.

YTD, 2012 compared to YTD, 2012
Silver production for the first half of 2012 was 716,066 ounces, an increase of 53% compared to 469,324 oz in the first half of 2011 and gold production was 9,897 oz, an increase of 53% compared to 6,456 oz. Plant throughput was 197,575 tonnes at average grades of 156 gpt silver and 2.07 gpt gold as compared to 102,202 tonnes at average grades of 188 gpt silver and 2.50 gpt gold. The increased silver and gold production is attributable to the 93% increase in throughput offset by lower ore grades and lower recoveries. The Company completed a 60% plant expansion in Q3, 2011 which allowed the Company to significantly increase its throughput compared to the same period in 2011. the expanded mine and plant capacity combined with generally strong metal prices allowed the operations to focus on mining lower grade ores which significantly lowered the ore grades processed at Bolanitos.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Comparative Table of Consolidated Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012
Q4, 2012
Total	396,746	218	1.40	2,112,517	14,016	75.9	78.4	5.86	89.31
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q2, 2012 : Q2, 2011	48%	-22%	8%	22%	59%	5%	0%	-22%	-11%

Q2, 2012 : Q1, 2012	5%	-9%	10%	-3%	22%	2%	5%	-13%	-7%

YTD 2012:YTD 2011	42%	-17%	3%	21%	42%	3%	-3%	-50%	-49%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Comparative Table of Guanacevi Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2012 Year:
Q1, 2012	98,963	292	0.60	726,697	1,620	78.2	85.3	12.38	113.69
Q2, 2012	100,208	269	0.87	669,754	2,499	77.4	89.2	8.64	100.81
Q3, 2012
Q4, 2012
Total	199,171	280	0.73	1,396,451	4,119	77.8	87.2	10.59	107.21
Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5	86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3	82.6	9.61	107.05
Q4, 2011	98,716	320	0.56	753,353	1,550	74.2	87.2	9.82	99.41
Total	363,076	311	0.69	2,682,035	6,866	73.9	85.4	9.71	100.34
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.89	91.64

Q2, 2012 : Q2, 2011	17%	-13%	26%	8%	53%	7%	4%	-20%	-5%

Q2, 2012 : Q1, 2012	1%	-8%	46%	-8%	54%	-1%	5%	-30%	-11%

YTD 2012: YTD 2011	13%	-9%	5%	9%	22%	6%	2%	-46%	-45%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Comparative Table of Guanajuato Mine Operations

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	94,796	163	2.10	345,794	4,701	69.5	73.6	(6.63)	70.26
Q2, 2012	102,779	149	2.05	370,272	5,196	75.2	76.6	(0.31)	72.18
Q3, 2012
Q4, 2012
Total	197,575	156	2.07	716,066	9,897	72.5	75.1	(3.36)	71.26
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011	85,665	173	2.48	367,428	5,494	77.1	80.3	(7.77)	66.54
Total	238,797	183	2.51	1,048,093	14,943	74.7	77.5	(6.77)	68.07
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81

Q2, 2012 : Q2, 2011	100%	-22%	-17%	59%	62%	3%	-2%	-91%	-10%

Q2, 2012 : Q1, 2012	8%	-9%	-2%	7%	11%	8%	4%	-95%	3%

YTD 2012 : YTD 2011	93%	-17%	-17%	53%	53%	-5%	-4%	-66%	-50%

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories costs, changes in the fair market value gold inventories and gold credits.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2012):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$32,501	$-	$-	$15,890	$16,611
Royalties	943	-	-	482	461
Add/(Subtract):
Change in Finished Goods Inventories	1,988	-	-	1,149	839
Direct Costs	$35,432	$-	$-	$17,521	$17,911
Add/(Subtract):
Change in By-Product Inventories	(1,502)	-	-	(2,869)	1,367
By-Product gold sales	(21,670)	-	-	(9,034)	(12,636)
Cash Costs	$12,260	$-	$-	$5,618	$6,642

Throughput tonnes	396,746	-	-	202,987	193,759
Ozs Produced	2,112,517	-	-	1,040,026	1,072,491
Ozs Payable	2,091,392	-	-	1,029,626	1,061,766
Ozs Sold	2,175,000			1,075,000	1,100,000
Realized silver price	31.18			29.21	33.10
Direct Cost per Tonne US$	$89.31			$86.32	$92.44
Cash Cost Per Oz US$ *	$5.86			$5.46	$6.26

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$22,359			$11,535	$10,824
Royalties	943			482	461
Add/(Subtract):
Change in Inventories	(1,949)			(1,915)	(34)
Direct Costs	$21,353	$-	$-	$10,102	$11,251
Add/(Subtract):
Change in By-Product Inventories	271			(421)	692
By-Product gold sales	(6,984)			(3,951)	(3,033)
Cash Costs	$14,640	$-	$-	$5,730	$8,910

Throughput tonnes	199,171			100,208	98,963
Ozs Produced	1,396,451			669,754	726,697
Ozs Payable	1,382,486			663,056	719,430
Direct Cost per Tonne US$	$107.21			$100.81	$113.69
Cash Cost Per Oz US$ *	$10.59			$8.64	$12.38

Guanajuato Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	Year to date	For the three months ended
	31-Dec-12	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Direct Production Costs	$10,142			$4,355	$5,787
Add/(Subtract):
Change in Inventories	3,937			3,064	873
Direct Costs	$14,079	$-	$-	$7,419	$6,660
Add/(Subtract):
Change in By-Product Inventories	(1,773)			(2,448)	675
By-Product gold sales	(14,686)			(5,083)	(9,603)
Cash Costs	$(2,380)	$-	$-	$(112)	$(2,268)

Throughput tonnes	197,575			102,779	94,796
Ozs Produced	716,066			370,272	345,794
Ozs Payable	708,905			366,569	342,336
Direct Cost per Tonne US$	$71.26			$72.18	$70.26
Cash Cost Per Oz US$ *	($3.36)			($0.31)	($6.63)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$39,409	$5,944	$10,997	$12,109	$10,359
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Finished Goods Inventories	11,052	9,053	1,044	502	453
Direct Costs	$52,689	$15,513	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(9,297)	(6,657)	(472)	(1,302)	(866)
By-Product gold sales	(24,621)	(4,358)	(7,932)	(6,060)	(6,271)
Cash Costs	$18,771	$4,498	$4,273	$5,880	$4,120

Throughput tonnes	601,873	184,381	138,592	136,958	141,942
Ozs Produced	3,730,128	1,120,781	858,738	850,476	900,133
Ozs Payable	3,692,827	1,109,573	850,152	841,970	891,132
Ozs Sold	2,838,784	400,000	757,548	804,881	876,355
Realized silver price	35.61	27.12	40.72	37.65	33.18
Direct Cost per Tonne US$	$87.54	$84.14	$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.08	$4.05	$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$26,869	$3,642	$7,084	$8,555	$7,588
Royalties	2,228	516	636	631	445
Add/(Subtract):
Change in Inventories	7,338	5,655	1,664	(66)	85
Direct Costs	$36,435	$9,813	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(2,384)	(1,670)	(371)	(204)	(139)
By-Product gold sales	(8,259)	(819)	(2,852)	(2,274)	(2,314)
Cash Costs	$25,792	$7,324	$6,161	$6,642	$5,665

Throughput tonnes	363,076	98,716	87,662	85,594	91,104
Ozs Produced	2,682,035	753,353	647,397	618,083	663,202
Ozs Payable	2,655,214	745,819	640,923	611,902	656,570
Direct Cost per Tonne US$	$100.35	$99.41	$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.71	$9.82	$9.61	$10.85	$8.63

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$12,540	$2,302	$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	3,714	3,398	(620)	568	368
Direct Costs	$16,254	$5,700	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(6,913)	(4,987)	(101)	(1,098)	(727)
By-Product gold sales	(16,362)	(3,539)	(5,080)	(3,786)	(3,957)
Cash Costs	$(7,021)	$(2,826)	$(1,888)	$(762)	$(1,545)

Throughput tonnes	238,797	85,665	50,930	51,364	50,838
Ozs Produced	1,048,093	367,428	211,341	232,393	236,931
Ozs Payable	1,037,613	363,754	209,229	230,068	234,562
Direct Cost per Tonne US$	$68.07	$66.54	$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.77)	($7.77)	($9.02)	($3.31)	($6.59)

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076

Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Ozs Sold	3,260,729	851,094	849,858	772,126	787,651
Realized Silver Price	19.62	24.16	18.46	18.65	16.93
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843

Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Direct Production Costs	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233

Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Exploration Results

In January 2012, Endeavour commenced an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active in Mexico. By the end of June 2012, 83 diamond drill holes totalling 30,900 meters of core were completed.

At Bolanitos, the Company continued to enjoy exploration success in the first half of, 2012 and has three drill rigs working to more fully delineate high grade, silver-gold mineralization in the La Luz, Daniela, Lana and La Joya veins. In the second half of 2012, the Company plans to start on the second phase of drilling the nearby Belen property following up on the 2011 drill results that included a drill intercept of 497 gpt silver and 5.19 gpt gold over a 1.08 m true width. The Company will continue drilling on the La Luz system north-west of our Lucero/Karina/Fernanda/Daniela/Lana/La Joya discoveries.

In June, the Company acquired an option to purchase the Lourdes silver-gold property 40 km northeast of Bolanitos. The Lourdes property covers a silver-gold low sulphidation epithermal vein system more than five kilometres long. The vein system includes three main veins, El Tigre, La Blanca and P131, and several secondary veins. Although Lourdes is considered to be an early stage exploration property, there are several small historic mines located on the property, which consist of three concessions totalling 509 hectares.

At Guanacevi, there is currently one drill rig testing veins on the Milache property 5 km north of the plant to more fully delineate the high grade, silver-gold mineralization discovered last year in the Santa Cruz vein. The Company has completed drilling on the La Brisa property south of Guanacevi with disappointing results and is currently assessing new targets on the property.

At San Sebastian, Endeavour recently announced some exciting high grade drill intercepts and one drill rig is currently delineating a new high grade, silver-gold mineralized zone in the Terranera vein. Drilling highlights in the Terronera Vein include 1,489 gpt silver and 0.85 gpt gold over a 5.66 m true width in hole TR02-1 and 500 gpt silver and 1.15 gpt gold over an 11.48 m true width in hole TR12-1.

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Six months ended June 30, 2012 compared with the six months ended June 30, 2011

For the period ended June 30, 2012, the Company’s Mine Operating Earnings were $42.9 million (2011: $39.8 million) on Sales of $89.5 million (2011: $71.7 million) with Cost of Sales of $46.6 million (2011: $31.9 million).

Operating Earnings were $32.3 million (2011: $31.0 million) after Exploration costs of $3.9 million (2011: $3.7 million) and General and Administrative costs of $6.7 million (2011: $5.1 million).

Earnings Before Taxes were $37.2 million (2011: $27.9 million) after Mark to Market Gain on Derivative Liabilities (see Adjusted Earnings comment on page 16) of $1.8 million (2011: Loss of $7.6 million), Foreign Exchange Gain of $1.2 million (2011: $1.5 million) and Investment and Other Income of $1.9 million (2011: $3.0 million). The Company realized Net Earnings for the period of $27.3 million (2011: $17.5 million) after an Income Tax Provision of $9.9 million (2011: $10.5 million).

Sales of $89.5 million for the period represent a 25% increase over the $71.7 million for the same period in 2011 primarily due to the increase in ounces sold during the period, offset by the decrease in the realized silver price. During the period, the Company sold 2,175,000 oz silver and 13,146 oz gold, for realized prices of $31.18 and $1,648 per oz respectively as compared to sales of 1,681,236 oz silver and 8,419 oz gold, for realized prices of $35.32 and $1,465 per oz respectively in the same period of 2011. The realized prices of silver and gold during the period are consistent with the average silver spot price during the period of $31.06 and average gold spot price during the period of $1,651. The Company has accumulated 896,501 oz silver and 6,124 oz gold finished goods at June 30, 2012 as compared to 980,109 oz silver and 5,407 oz gold at December 31, 2011. The cost allocated to these Finished Goods is $18.3 million compared to $18.5 million at December 31, 2011 ..

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management continues to hold metal and plans to monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arises for more cash.

Cost of Sales for the period was $46.6 million, an increase of 46% over the Cost of Sales of $31.9 million for the same period of 2011. The 46% increase in the cost of sales is a result of a couple of primary factors. There was a 57% increase in amortization and depletion as the Company’s depreciable assets were depleted at higher rate during Q4 2011 at both operations, based on the 2010 reserves and higher accumulated cost bases, and this depletion cost was held in inventory at December 31, 2011. The costs were recognized in the current period as the finished goods held at December 31, 2011 were sold during the first half of 2012. The Company experienced added labour cost pressures at both operations as well as increases in other inputs. Additionally, the Company sold 29% more silver ounces during the current period as compared to the comparative period.

Exploration expenses increased to $3.9 million from $3.7 million in the same period of 2011 reflecting management’s decision to increase exploration activities in 2012. General and Administrative expenses increased by 31% to $6.7 million for the period as compared to $5.1 million in the same period of 2011 primarily due to increased corporate development costs, listing and regulatory fees and stock-based compensation and additional costs incurred related to due diligence activities and acquisitions costs..

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a Mark to Market Gain on Derivative Liabilities (see Adjusted Earnings comment on page 16) of $1.8 million, while the same period in 2011 had a Mark to Market Loss on Derivative Liabilities of $7.6 million. The gain is a reflection of the Company’s share price decreasing from CAN$9.89 at December 31, 2011 to CAN$8.23 at period-end offset by a number of warrant exercises during the period when the Company’s share price was slightly higher.

The Company experienced a Foreign Exchange Gain of $1.2 million as compared to a gain of $1.6 million for the same period of 2011. The $1.2 million gain is primarily due to the strengthening of the Mexican Peso against the US Dollar, which results in higher valuations on the Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

Investment and other income decreased to $1.9 million from $3.0 million during the same period in 2011 primarily due to decrease activity in short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy . There was an Income Tax Provision of $9.9 million as compared to $10.4 million for the same period of 2011. The Mexican subsidiaries have been slightly more profitable due to the increased production in 2012 compared to 2011, however improved tax strategies have slightly reduced the Company’s 2012 tax expense compared to 2011.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Three months ended June 30, 2012 compared with the three months ended June 30, 2011

For the three month period ended June 30, 2012, the Company’s Mine Operating Earnings were $19.5 million (2011: $19.2 million) on Sales of $40.4 million (2011: $36.3 million) with Cost of Sales of $21.0 million (2011: $17.1 million).

Operating Earnings were $13.4 million (2011: $13.7 million) after Exploration costs of $2.1 million (2011: $2.6 million) and General and Administrative costs of $4.0 million (2011: $2.9 million).

Earnings Before Taxes were $12.0 million (2011: $22.7 million) after Mark to Market Gain on Derivative Liabilities (see Adjusted Earnings comment on page 16) of $1.6 million (2011: Gain of $6.4 million), Foreign Exchange Loss of $3.4 million (2011: Loss of $0.2 million) and Investment and Other Income of $0.4 million (2011: $2.8 million). The Company realized Net Earnings for the period of $7.5 million (2011: $17.0 million) after an Income Tax Provision of $4.5 million (2011: $5.7 million).

Sales of $40.5 million for the period represent a 12% increase over the $36.3 million for the same period in 2011 primarily due to the increase in ounces sold during the period, offset by the decrease in the realized silver price. During the period, the Company sold 1,075,000 oz silver and 5,650 oz gold, for realized prices of $29.10 and $1,599 per oz respectively as compared to sales of 804,881 oz silver and 3,980 oz gold, for realized prices of $37.65 and $1,523 per oz respectively in the same period of 2011. The realized prices of silver and gold during the period are consistent with the average silver spot price during the period of $29.42 and average gold spot price during the period of $1,611. The Company has accumulated 896,501 oz silver and 6,124 oz gold in finished goods at June 30, 2012 as compared to 941,875 oz silver and 4,156 oz gold at March 31, 2012. The cost allocated to these Finished Goods is $18.3 million compared to $17 million at March 31, 2012.

Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at appropriately as the need arises for more cash.

Cost of Sales for the period was $21.0 million, an increase of 23% over the Cost of Sales of $17.1 million for the same period of 2011. The 23% increase in the cost of sales is a result of a couple of primary factors. The Company sold 34% more silver ounces during the period as compared to the comparative period and there were added labour cost pressures at both operations as well as increases in other inputs.

Exploration expenses decreased to $2.1 million from $2.6 million in the same period of 2011 based on the timing of the exploration activities in 2012. General and Administrative expenses increased by 38% to $4.0 million for the period as compared to $2.9 million in the same period of 2011 primarily due to increased corporate development costs, listing and regulatory fees and stock-based compensation and additional costs incurred related to due diligence activities and acquisitions costs.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Gain on Derivative Liabilities (see Adjusted Earnings comment on page 17) of $1.6 million, while the same period in 2011 had a Mark to Market Gain on Derivative Liabilities for $6.4 million. The gain is a reflection of the Company’s share price decreasing from CAN$9.45 at March 31, 2011 to CAN$8.23 at period-end offset by a number of warrant exercises during the period while the Company’s share price was slightly higher.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

The Company experienced a Foreign Exchange Loss of $3.4 million as compared to a loss of $0.2 million for the same period of 2011. The $3.4 million loss is primarily due to the weakening of the Canadian Dollar and Mexican Peso against the US Dollar during the quarter, which results in lower valuations on the Canadian Dollar and Mexican Peso cash accounts and the Mexican Peso denominated inventory amounts.

Investment and other income decreased to $0.4 million from $2.8 million during the same period in 2011 primarily due to decrease activity in short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy . There was an Income Tax Provision of $4.5 million as compared to $5.7 million for the same period of 2011. The Mexican subsidiaries have been equally more profitable year over year however improved tax strategies has slightly reduced the Company tax expense for the three months ended June 30, 2012 compared to 2011.

Summary of Quarterly Results

	Dec. 31, 2012			Dec. 31, 2011			Dec. 31, 2010
(in US$000s except per share amounts)	Period End			Period End			Period End

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Total revenues	$40,434	$49,046	$17,506	$38,776	$36,363	$35,352	$28,475	$20,091

Direct costs	15,890	16,611	5,944	10,997	12,109	10,359	10,901	10,711
Royalties	482	461	516	636	631	445	322	147
Mine operating cash flow	$24,062	$31,974	$11,046	$27,143	$23,623	$24,548	$17,252	$9,233

Stock-based compensation	216	59	129	170	132	35	201	173
Amortization and depletion	4,328	8,496	4,063	4,841	4,247	3,943	5,016	3,853
Mine operating earnings / (loss)	$19,518	$23,419	$6,854	$22,132	$19,244	$20,570	$12,035	$5,207

Net earnings (loss):	$7,505	$19,775	$(1,793)	$3,097	$16,966	$485	$(14,384)	$(9,573)
Loss (gain) on derivative liabilities	(1,632)	(143)	250	5,777	(6,334)	13,965	21,212	4,746
Adjusted net earnings (loss)	$5,873	$19,632	$(1,543)	$8,874	$10,632	$14,450	$6,828	$(4,827)

(i) Basic earnings per share	$0.09	$0.23	$(0.03)	$0.04	$0.20	$0.01	$(0.22)	$(0.15)
(ii) Diluted earnings per share	$0.06	$0.22	$(0.03)	$0.04	$0.12	$0.01	$(0.20)	$(0.15)
(iii) Diluted adjusted earnings per share	$0.06	$0.22	$(0.03)	$0.10	$0.12	$0.17	$0.03	$(0.07)

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different to the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Mine operating cash flow is a non-IFRS measures that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Quarterly Trends and Analysis

In the 3rd quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust.

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust and provided record sales.

In the 1st quarter of 2011, the Company’s continued to increase production while revenues jumped with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant, however, the Company notes that the shortage of skilled mining professionals is driving labour costs higher across the industry. The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

In the 2nd quarter of 2011, the Company continued to increase production while revenues jumped with the significant rise in silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollars, supply constraints on re-agents, mining in zones subject to royalties, while we had some one-time equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs are expected for the foreseeable future, while an expected increase in mined tonnes at Bolanitos will help mitigated rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues climbed with the continued appreciation of silver and gold prices. A number of factors affected our cost per tonne in this quarter including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso relative to the US dollars, and supply constraints on re-agents. Some of these costs are expected to continue into the foreseeable future, while an expected increase in mined tonnes at Bolanitos starting in the fourth quarter helped mitigate rising costs going forward.

In the 4th quarter of 2011, the Company continued to increase production however Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices. Management plans to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices, or if the need arises for more cash. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs and supply constraints on reagents. These additional costs were offset by the significant production increase at Bolanitos with the plant expansion completed at the end of Q3, 2011 and the depreciation of the Mexican Peso in the fourth quarter.

In the 1st quarter of 2012, the Company experienced a slight reduction in production compared to Q4 2011 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. A number of factors continue to affect our cost per tonne including an extremely competitive labour market, rising power costs’ supply constraints on reagents and a strengthening of the Mexican Peso against the US dollar. In January and February 2012, gold and silver prices enjoyed a significant rebound from their lows in December 2011. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management plans to monitor precious metal prices closely and sell some (or all) of the silver and gold inventory at appropriately higher metal prices, or if the need arises for more cash.

In the 2nd quarter of 2012, the Company experienced a slight reduction in production compared to Q1 2012 due to slightly lower silver grades at both the Guanacevi and Bolanitos operations. During the quarter, gold and silver prices continued to trend downwards as economic uncertainty and debt fears continued to dominate the macroeconomic headlines. The Company therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices. However, gold and silver prices corrected sharply once again in March 2012 so management once again chose to accumulate it precious metal production in Q1 2012 rather than sell at depressed prices. Management continues to hold metal and plans to monitor precious metal prices closely to sell some (or all) of the silver and gold inventory as the need arises for more cash. The Guanacevi operations’s cost per tonne dropped 12% during the quarter has mine production improved to offset the rising labour costs that were implemented in Q1, 2012. The Company expects the costs per tonne to remain in the current cost range for the remainder of the year, provided the Mexican peso remains flat.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Brad Cooke as a common directors. From time to time, Endeavour will incur third-party costs on behalf of the related parties and an unrelated party, Parallel Resources Ltd., on a full cost recovery basis. The Company has $103,000 receivable related to administration costs outstanding as of June 30, 2012 (December 31, 2011 – $55,000).

The Company has previously provided an allowance for amounts due from Aztec totalling $181,000. The balance has accumulated since 2008 related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the six months ended June 30, 2012, the Company was charged $351,000 (2011 - $49,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As at June 30, 2012 the Company has a $244,000 payable for these legal services (December 31, 2011 - $4,000).

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $75.4 million at December 31, 2011 to $115.4 million at June 30, 2012. The Company had working capital of $159.0 million at June 30, 2012 (December 31, 2011 - $142.3 million). The $16.7 million increase in working capital is primarily a result of cash generated from operations of $41.0 million and $1.3 million from the exercise of stock options and share purchase warrants, less expenditures on property, plant and equipment, offset by operating fluctuations in current asset balances.

Operating activities provided $41.0 million during the first half of 2012 compared to providing $35.9 million during the same period in 2011. The significant non-cash adjustments to net earnings of $27.3 million were for depreciation and depletion of $12.9 million, stock-based compensation of $2.8 million, an unrealized foreign exchange gain of $0.9 million, a gain on the sale of marketable securities of $0.5 million, deferred income tax expense of $3.4 million, a mark to market gain on derivative liabilities of $1.8 million and a change in non-cash working capital of $2.3 million. The change in non-cash working capital is primarily due to increased accounts payable and accrued liabilities, a increase in accounts receivable due to increased IVA and income tax receivables during the period, an increase in cash charges to inventory balances and increased prepaid expenses.

Investing activities during the period used $2.7 million as compared to $37.1 million in the same period of 2011 with investments in property, plant and equipment totalling $21.3 million compared to $19.4 million in 2011. There was also $18.7 million in net receipts from short term investments compared to a net investment in short term investments of $17.9 million in 2011.

The Company invested a total of $21.3 million in property, plant and equipment during the first half of 2012, with all of the amounts settled for cash. Approximately $9.1 million was invested at Guanacevi with $5.6 million spent on mine development, $0.8 million spent on the refining facilities, $2.5 million on mine equipment and $0.2 million on office equipment, building upgrades and light vehicles. Guanacevi mine development included 3.3 km of underground development and the refining facilities expenditures includes $0.7 million on the dry stack tailings facility. The mine equipment expenditures include $0.7 million on pumps and supplies, $0.7 million on the electrical substation and the purchase of additional scoop trams.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Approximately $11.9 million was invested at Bolanitos with $7.9 million spent on mine development, $1.2 million on the plant expansion, $1.9 million on mine equipment and $0.9 million spent on office equipment, building upgrades and light vehicles. Bolanitos mine development included 3.8 km of underground development and refining facilities expenditures relate to engineering to fit the plant to handle 1600 tpd by year end. The mine equipment expenditure was to increase our mobile equipment fleet to meet the increased production planned, to purchase communications and rescue equipment and rehabilitate the Ascunsion shaft. The expenditures on office equipment include Vulcan upgrades and the building expenditures includes refurbishing the Ascunsion head frame.

The Company spent the remaining $0.3 million on exploration property costs and capital assets for the exploration and corporate offices.

As at June 30, 2012, the Company held no short term investments and $12.4 million in available for sale investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $3.8 million and marketable securities valued at $8.6 million.

Financing activities during the first half of 2012 generated $1.3 million, as compared to $9.5 million during the same period in 2011. During 2012 there was $0.1 million realized from the exercise of stock options and $1.2 million realized from the exercise of share purchase warrants. During the first half of 2011 there was $4.7 million realized from the exercise of stock options and $4.8 million realized from the exercise of share purchase warrants.

As at June 30, 2012, the Company’s issued share capital was $265.7 million representing 88,065,018 common shares compared to $259.4 million representing 87,378,748 common shares at December 31, 2011. Of the 686,270 common shares issued during the period, 30,200 were issued upon stock option exercises and 656,070 were issued on exercise of share purchase warrants.

As at June 30, 2012, the Company had 4,700,800 options to purchase common shares outstanding with a weighted average exercise price of CAN $5.83 and had 1,386,044 share purchase warrants outstanding with a weighted average exercise price of CAN $1.95.

Subsequent to June 30, 2012, the Company acquired the El Cubo Mine (see subsequent events) which required a cash disbursement of $100 million dollars and 11,027,528 common shares. To ensure that the Company has sufficient liquidity availability, the Company entered into a $75 million revolving credit facility with ScotiaBank (see subsequent events).

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (US$17.0 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2010 and submitted during 2011. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a MXN$63 million (US$4.4 million) assessment on April 12, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit, other than as follows. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $425,000, plus an additional interest and penalties of $460,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2011. The Company has provided the government a 3% bond and has commenced the appeal process.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Capital Requirements

The Company plans to invest a total of $42.5 million on capital projects in 2012 with the focus on growing both operations in 2012. The Guanacevi operation has budgeted $21.3 million to operate near 1,200 tpd on average during the year. The primary expenditures will be continued mine development, improvement of the underground ventilation, electrical and pump system and underground drilling amounting to $16.8 million. The remaining expenditures will improve the underground mobile equipment and various capital improvement projects in the plant.

The plan for the Bolanitos operation is to operate at 1,600 tpd by the end of the year requiring $11.9 million on underground development, $4.9 million on plant improvements and $3.8 million on mobile equipment and various capital items. The total planned expenditures for the Gunajuato operations is $20.6 million.

The remaining planned expenditures of $0.6 million are for property payments and exploration assets. These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

During the past 6 months, the Company spent $21.3 million on capital, with $13.5 million spent on mine development at the operations, $2.0 million spent on optimizing the plants, $1.7 million on underground mobile equipment, $2.7 million on mine infrastructure and equipment and $1.4 million buildings, vehicles and office equipment.

Financial Instruments and Other Instruments

Financial Assets and Liabilities

As at June 30, 2012, the carrying and fair values of our financial instruments by category are as follows:

In thousands of US Dollars

	Held for	Loans &	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	115,444	-	-	115,444	115,444
Investments	-	-	12,466	-	12,466	12,466
Accounts receivable	-	8,514	-	-	8,514	8,514
Total financial assets	-	123,958	12,466	-	136,424	136,424

Financial liabilities:
Accounts payable and
accrued liabilities	-	-	-	15,532	15,532	15,532
Derivative liabilities	-	-	-	6,418	6,418	6,418
Total financial liabilities	-	-	-	21,950	21,950	21,950

Fair value hierarchy:

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values at June 30, 2012 are:

In thousands of US Dollars

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	12,466	12,466	-	-
Total financial assets	12,466	12,466	-	-

Financial liabilities:
Derivative liabilities	6,418	-	6,418	-
Total financial liabilities	6,418	-	6,418	-

The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Money market investments, marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants for publicly traded warrants.

For the non- publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value therefore this financial liability has been included in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Derivative Liability

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at June 30, 2012 will expire in 2014.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Balance at December 31, 2010	$29,349

Exercise of financial liability	(13,111)
Mark to market loss (gain)	7,631
Balance at June 30, 2011	$23,869

Exercise of financial liability	(16,766)
Mark to market loss (gain)	6,027
Balance at December 31, 2011	$13,130

Exercise of financial liability	(4,937)
Mark to market loss (gain)	(1,775)
Balance at June 30, 2012	$6,418

Assumptions used for Black-Scholes estimate for warrant derivative liability
	Period Ended	Year Ended
	June 30, 2012	Dec 31, 2011
Outstanding warrants	1,038,545	1,676,436
Weighted average fair value of warrants at period end	$6.18	$7.83
Risk-free interest rate	0.96%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	63%	62%
Expected warrant life in years	1.6	2.2

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2012:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$1,220	$1,220	$-	$-	$-
Operating Lease	1,407	267	554	563	23
Other Long-Term Liabilities	2,739	-	917	1,822	-
Total	$5,366	$1,487	$1,471	$2,385	$23

Outstanding Share Data

As of August 1, 2012, the Company had the following items issued and outstanding:

  99,182,693 common shares
  4,699,600 stock options with a weighted average exercise price of CAN $5.78 per share expiring between January 1, 2013 and June 14, 2017.
  1,307,097 share purchase warrants with a weighted average exercise price of CAN$1.94 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

QUARTERLY OUTLOOK

Financial

In the second half of 2012, Endeavour anticipates its financial performance will continue to improve, reflecting the current silver and gold prices and another increase in the Company’s precious metal production. Industry-wide inflationary pressures on operating costs in the short term should be largely offset by the new economies of scale attained primarily at the Bolanitos operations and partly at the Guanacevi operations as a result of recent and ongoing mine expansions and optimizations. On July 13th, 2012, the Company acquired the El Cubo mine in Bolanitos and the Guadalupe y Calvo project in Chihuahua. Endeavour used $100 million of its cash reserves for the purchase which weakens the Company’s short term liquidity position but improves the Company’s long term growth profile. To replace the cash disbursed, the Company has entered into a $75 million revolving bank line of credit facility to increase its access to cash and maintain the capacity to remain acquisitive while metal and stock prices are down. The El Cubo mine is projected to add significant operating cash flow over the next 6 months. Endeavour plans to continue investing in infrastructure and exploration over the next 12 to 18 months funded by operating cash flow.

Production

As a result of recent exploration successes at Bolanitos and Guanacevi, the Company initiated a 60% expansion of mine production at Bolanitos in 2012 from 1,000 tpd to the new 1,600 tpd plant capacity by year-end, funded by operating cash flow. At Guanacevi, a 20% mine and plant expansion are underway to increase throughput from 1,000 tpd to 1,200 tpd at Guanacevi by completing certain capital projects started in 2011 and optimizing the crushing circuit, ore conveyors, fine ore bin and concentrate handling circuits in the plant. These expansions should facilitate the 8th consecutive year of production organic growth for the Company. Prior to the El Cubo acquisition, silver production was forecasted to rise 16% in 2012 to 4.3 million oz and gold production was anticipated to increase 24% to 26,000 oz (5.6 million oz of silver equivalent production at the current silver:gold ratio of approximately 50:1). The Company forecasts the acquisition of El Cubo to produce 600,000 – 700,000 oz silver and 7,500 – 9,000 oz gold (975,000 oz - 1,150,000 oz of silver equivalent production at the current silver:gold ratio of approximately 50:1). Therefore the Company expects to produce 2.8 – 2.9 million silver oz and 17,500 – 19,000 gold oz over the next 6 months.

Management anticipates the direct costs per tonne and cash costs per oz to trend lower at Guanacevi and Bolanitos later this year due to anticipated economies of scale as throughput increases at both operations. However, the Company anticipates cash costs at El Cubo to be in the $7 – $8 range over the next 6 months as the Company’s turnaround measures gain traction. Endeavour will also focus on improving the long term prospects of the El Cubo mine by investing the necessary capital to improve performance and expand production. , Therefore, cash costs could go slightly higher in Q3, 2012 before resuming their downward trend to between $6 and $7 for the year on a consolidated basis.

The Company’s expansion programs at existing operations will continued to be funded by operating cash flow.

Exploration

In the second half of 2012, Endeavour has 39,000 meters of drilling planned at Bolanitos, Guanacevi and San Sebastian and an additional 5,000 m of drilling scheduled for El Cubo. A second phase of drilling is planned for San Sebastian in the second half of the year. Endeavour’s exploration team plans to complete a more detailed assessment of the Guadalupe y Calvo property to plan for a 2013 drill program.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Endeavour is currently evaluating the acquisitions of prospective district scale exploration properties in both Mexico and Chile. Several new properties were evaluated in Mexico and Chile last year.

SUBSEQUENT EVENT – El Cubo Acquisition

On July 13, 2012, (the “acquisition date”), the Company completed the acquisition of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries; Compania Minera del Cubo, S.A. de C.V., AuRico gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”) whereby the Company acquired all of the issued and outstanding shares of Mexgold.

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Bolanitos, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahau, Mexico. The results of Mexgold Resources Inc., which include its wholly-owned subsidiaries will be consolidated with the results of the Company commencing on July 13. 2012.

Total estimated consideration of $208,180,000 was calculated as follows:

Purchase Cost (in thousands of US$)
Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	9,236
Estimated working capital adjustment(3)	10,000
$208,180

(1)

There were 11,037,528 common shares issued with a fair value of $8.058 per share, with the fair value per share determined by using the 5 day volume weighted average price of the Company’s common shares on acquisition date.

(2)	Aurico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one- time 3 month extension, after the current lease expires.

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

3)

If the working capital of the consolidated Mexgold entity is greater than nil (positive) the Purchase Price shall be adjusted upward by the amount by which the Working Capital exceeds nil. If the Working Capital is less than nil (negative) the Purchase Price shall be adjusted downward by the corresponding amount. The Company estimates the working capital adjustment to be approximately $10 million payable within 60 days from closing of the acquisition date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

In accordance with the acquisition method of accounting, the purchase price will be allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Fair values will be determined based on independent appraisals, discounted cash flows, and quoted market prices. The Company has incurred acquisition-related costs totalling $583,000 for the six months ended June 30, 2012 in the form of advisory, legal and professional fees, which have been included in general and administrative costs in the interim consolidated statement of comprehensive income.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometers (km) from Endeavour's operating Bolanitos silver-gold mine in the northwest part of the Guanajuato district.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide.

The Villalpando vein is the main vein on the property, it has been traced for more than 5 km in length and historically Villalpando has been the most productive vein on the El Cubo property. Mineralized ore zones at El Cubo typically extend laterally for 100’s of meters along strike and extend vertically to depths greater than 500 meters below the surface. The most favourable host rocks for mineralization are the Guanajuato Conglomerate and the overlying La Bufa Rhyolite. Ore potential within the Villalpando vein is still open at depth below some of the shallow historic mine workings as well as to the south for up to 4 km along strike.

AuRico previously identified 16 separate exploration targets outside of the existing mines at El Cubo with potential for new silver-gold vein discoveries. In addition, Endeavour’s recent reserve/resource estimation work outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources.

Endeavour has enjoyed a lot of success exploring and discovering new mineralized zones in the area of the Bolanitos Mine in Guanajuato since 2007. Endeavour’s exploration team is very familiar with, and has a good knowledge of, the Guanajuato district geology and silver-gold mineralization. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins.

Endeavour plans more than 50,000 meters of core drilling over the next 2 years to test several high priority exploration targets and identify new targets. In 2012, 10,000 meters of surface and underground core drilling is planned to test targets near to existing workings within the El Cubo mine. Underground drilling will also assist in upgrading resource blocks and guiding mine and stope development.

Quarterly mine production at El Cubo in 2012 has been averaging about 200,000 oz silver and 4,000 oz gold from approximately 100,000 tonnes (1,100 tonnes per day or tpd) grading 77 grams per tonne (gpt) silver and 1.45 gpt gold (157 gpt Ag eq.) at cash costs of around US$9-10 per oz of silver produced or US$18-19 per oz of silver equivalent production.

As such, El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolanitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them on fast-tracks into production and turning around both production tonnes and ore grades at Guanacevi and Bolanitos.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Endeavour’s new mine plan will focus initially on maintaining the current tonnage throughput at El Cubo around 1,100-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next 2 to 4 quarters by steadily reducing ore dilution. A new operating manager has already been hired and several new initiatives to reduce dilution and increase grades are now underway as follows:

  Improve the quality and increase the quantity of daily geological mapping and sampling of the active underground ore headings by retraining the mine geologists and samplers in order to provide much better identification of and control over ore vs waste
  Use smaller and better mining equipment to mine the veins over narrower widths thereby reducing dilution by waste rock – El Cubo currently has 1 jumbo drill, 2 long-hole drills, many jackleg drills, 21 scoop trams, 6 underground haul trucks, 1 surface haul truck and 2 underground haul trains, many in need of maintenance – some new mine equipment will also be purchased
  Streamline the current work force and improve the cut-and-fill and long-hole cycles by retraining miners and improving mine supervision in order to boost mine productivity
  Enhance security in order to reduce theft of concentrate, ore, equipment and supplies
  Accelerate mine development so the mine has more stopes available for ore production
  Accelerate mine exploration to provide better definition of reserve blocks, upgrade resource blocks and expand reserves and resources

There are also several synergies between the El Cubo and Bolanitos Mines that should help to reduce the operating costs at both operations, as follows:

  Administrative savings as a result of managing two mines in one district – including shared administration costs, human resources, purchasing of equipment and supplies, and certain mine equipment
  Plant processing savings as a result of being able to truck the Bolanitos silver-gold concentrates to El Cubo for leaching and production of dore bars instead of shipping the concentrates 1,000 km northwest to put in the Guanacevi leach circuit
  Mining experience and expertise at Bolanitos can be used to improve operations at El Cubo
  Exploration experience and expertise at Bolanitos can be used to improve exploration at El Cubo

Endeavour is still finalizing its capital investment programs at El Cubo for the next two years and details will be released in early August. The first phase of the capital programs will focus on upgrading and expanding the mining operation in three areas:

  Accelerating mine development by purchasing new mine equipment and reorganizing the current contractors to push the development in certain key areas of the mines
  Improving plant performance by building new crushing, grinding and flotation circuits at El Cubo’s 100% owned El Tajo plant to replace the leased Las Torres plant, modernizing the old leaching and refining circuits and adding excess capacity at the El Tajo plant
  Building new centralized surface infrastructure including offices, warehouses, laboratory, tailings pond, water recycle etc.

Once production grades have stabilized close to the reserve grades, Endeavour will consider a second phase mine and plant expansion as part of its capital investment program, subject to reserve and resource growth.

Guadalupe y Calvo is an advanced gold-silver exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua. The acquisition of the Guadalupe y Calvo project gives Endeavour 100% control of 9 mineral concessions covering 54,872 hectares.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Guadalupe y Calvo contains the historic Rosario mine with past production of 2 million oz gold and 28 million oz silver.

Guadalupe y Calvo is a classic gold-silver epithermal district. Based on mineralogy and alteration, gold-silver mineralization is of the low-sulphidation epithermal, quartz-adularia type. The system contains quartz veins, breccias and stockworks hosting economically significant gold and silver mineralization.

The project’s main structural feature is the Rosario fault complex. This regional mineralized structure has been traced for more than 6 km and mineralized zones within this fault complex attain widths of up to 80 meters. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 meters thick.

Although AuRico recently completed a Preliminary Economic Assessment for a small high grade underground mine at Guadalupe y Calvo, Endeavour plans to return the project to exploration in order to more fully evaluate the potential for new gold-silver discoveries and to significantly increase resources.

The Company funded the cash requirements on closing from its existing treasury and plans to meet any future cash consideration from consolidated cash flows. In H1, 2012 the El Cubo mine produced 397,306ounces of silver and 8,095 ounces of gold and resulting in $8.0 million of mine operating cash flow.

SUBSEQUENT EVENT – Credit Facility

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material subsidiaries. The interest margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains/loss on derivative liabilities. The Company agreed to pay a commitment fee of between 0.6875% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released IFRS accounting standards

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of notes receivable, impairment of long-lived assets, determination of provision for reclamation and rehabilitation, deferred income taxes and assumptions used in determining the fair value of non-cash based compensation and the warrant derivative liability.

Mineralized reserves and impairment of long lived assets

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan and records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended June 30, 2012
(Expressed in US dollars unless otherwise noted)	Date of Preparation: August 1, 2012

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the six months ended June 30, 2012 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.